R & A Productions, Inc.

146A Redwood Avenue

Carlsbad, CA 92008

April 16, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Max Webb, Assistant Director

RE: R & A Productions, Inc.

Registration Statement on Form S-1

Filed February 16, 2010

Amendement No. 2 to Form S-1

Filed March 19, 2010

File No. 333·164909

Dear Mr. John Dana Brown and\or Max Webb:

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, R & A Productions, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00pm, Eastern Time, on April 20, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

·	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R & A Productions, Inc.

Sincerely,

/s/ Hector Medina

Chief Executive Officer of R & A Productions, Inc.